Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Mr. Thi Yip Kok, Chief Financial Officer

Mr. Crocker Coulson, President

Phone: +86-510-8536-0401

Phone: +1-646-213-1915 (New York)

E-mail: info@wsphl.com

E-mail: crocker.coulson@ccgir.com

Website : http://www.wsphl.com

Website: http://www.ccgirasia.com

WSP Holdings Acquires Steel Billet Manufacturing Assets

Wuxi, China, June 2, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), today announced that it established a company through its wholly-owned subsidiary in northeast China to produce steel billet and ensure steady supplies for its growing OCTG manufacturing capacities.

The Company’s wholly-owned subsidiary, Wuxi Seamless Oil Pipes Company Limited, or WSP China, together with two unrelated individuals, established Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd., or Chaoyang Seamless.  Chaoyang Seamless is a limited liability company with a registered capital of RMB10 million, located in Chaoyang, Liaoning Province, China. WSP China holds 51% equity interests in Chaoyang Seamless.  In the next few months, all three shareholders of Chaoyang Seamless plan to provide, proportionately based on their respective equity interests, an additional RMB90 million in total capital contribution and RMB60 million in total loans to Chaoyang Seamless.

Chaoyang Seamless is in the process of acquiring tangible and intangible assets from a sponge iron and steel billet company in Liaoning province. The purpose of this investment is to ensure a steady supply of raw materials for WSP Holdings’ growing OCTG manufacturing capacities in China, especially its OCTG production lines in northeastern China. After the completion of the acquisition, Chaoyang Seamless will have a sponge iron production line with an annual production capacity of 50,000 tonnes and a steel billet production line with a planned annual production capacity of 300,000 tonnes.

“Our investment in Chaoyang Seamless is an integrated part of our business strategy to become a vertically integrated business, as well as to maintain and enhance our leadership position in

China’s OCTG industry,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings. “We expect this investment will help us further stabilize the supply, quality and cost of an important raw material and provide us with a competitive advantage in the domestic and international OCTG markets,” Mr. Piao added.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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